Corporate Headquarters
3240 Whipple Road, Union City, CA 94587
Phone: 510.675.6500
Fax 510.441.6150
www.abaxis.com

Abaxis Europe GmbH
Otto-Hesse-Strasse 19
T9 3. OG Ost
D-64293 Darmstadt Germany
Phone +49.6151.350790
Fax +49.6151.3507911

March 30, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Kristin Lochhead
Attention: Brian Cascio

RE:	Abaxis, Inc. Form 10-K for the fiscal year ended March 31, 2009 Filed June 12, 2009 Form 10-Q for the fiscal quarter ended December 31, 2009 File No. 0-19720

Dear Ms. Lochhead:

Abaxis, Inc. (the “Company”) is providing this letter in response to your letter dated March 16, 2010 (the “Second Comment Letter”) setting forth additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended March 31, 2009, the Company’s Form 10-Q for the fiscal quarter ended December 31, 2009 and the Company’s response letter dated March 9, 2010. The numbering of the paragraphs below corresponds to the numbering of the Second Comment Letter, which, for the Staff’s convenience, has been incorporated into this response letter.

Response letter dated March 9, 2010

1.	As requested in our letter dated February 24, 2009, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In response to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
March 30, 2010
Page Two

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the fiscal quarter ended December 31, 2009

Critical Accounting Policies

2.
We note the discussion on page 31 regarding the decrease in warranty reserves. Please consider enhancing your discussion of warranty reserves within critical accounting policies in future filings to disclose the critical judgments considered in decreasing the warranty reserve during the current period.

Response: In response to the Staff’s comment, commencing with the Company’s next periodic filing with the Commission, which will be the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2010, the Company will include disclosure substantially similar to the following in its Critical Accounting Policies, Estimates and Judgments (updated for the three months and fiscal year ended March 31, 2010):

Warranty Reserves. We provide for the estimated future costs to be incurred under our standard warranty obligation on our instruments. Our standard warranty obligation on instruments ranges from one to three years. The estimated contractual warranty obligation is recorded when the related revenue is recognized and any additional amount is recorded when such cost is probable and can be reasonably estimated. Cost of revenue reflects estimated warranty expense for instruments sold in the current period and any adjustments in estimated warranty expense for the installed base under our standard warranty obligation based on our quarterly evaluation of service experience. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our suppliers, our estimated accrual for warranty exposure is based on our historical experience as to product failures, estimated product failure rates, estimated repair costs, material usage and freight incurred in repairing the instrument after failure and known design changes under the warranty plan.

Each quarter, we reevaluate our estimate of warranty reserves, including our assumptions. In the third quarter of fiscal 2010, we recorded an adjustment to pre-existing warranties of $668,000, which reduced our warranty reserves and our cost of revenues, based on both a decrease in our historical experience as to product failures and our judgment of a decrease in estimated product failure rates of blood chemistry analyzers since we began taking steps to resolve manufacturing problems primarily from fiscal 2008 related to quality control for key components that we obtain from our suppliers and to design issues of the key components required.

Securities and Exchange Commission
March 30, 2010
Page Three

Our current portion of warranty reserves of $1.4 million as of December 31, 2009 and non-current portion of warranty reserves of $245,000 as of December 31, 2009 reflects our estimate of warranty obligations based on the number of instruments in standard warranty, estimated product failure rates and estimated repair costs.

A provision for defective reagent discs is recorded when the related sale is recognized and any additional amount is recorded when such cost is probable and can be reasonably estimated, at which time they are included in cost of revenues. The warranty cost includes the replacement costs and freight of a defective reagent disc.

We review the historical warranty cost trends and analyze the adequacy of the ending accrual balance of warranty reserves each quarter. The determination of warranty reserves requires us to make estimates of the estimated product failure rate, expected costs to repair or replace the instruments and to replace defective reagent discs under warranty. If actual repair or replacement costs of instruments or replacement costs of reagent discs differ significantly from our estimates, adjustments to cost of revenues may be required. Additionally, if factors change and we revise our assumptions on the product failure rate of instruments or reagent discs, then our warranty reserves and cost of revenues could be materially impacted in the quarter of revision, as well as in following quarters.

Results of Operations, page 21

Cost of Revenues and Gross Profit, page 27

3.
We reference the disclosure that cost of revenues includes cost associated with warranty repairs. In this regard, we see that you recorded a $668,000 reversal of warranty reserves during the three months ended December 31, 2009 which appears to have had a material impact on cost of sales as a percentage of revenues and on gross profit for the three and nine month period. However, we do not see where this was discussed as a contributing factor in your discussion of cost of revenues or gross profit. Please revise future filings to disclose the reason for this reversal and to clarify how changes in estimates and other items of a judgmental nature impact your results of operations. In addition, to the extent that the impact of these items is non-recurring, please disclose that fact.

Response: The Company acknowledges the Staff’s comment and will expand its disclosures in future filings to include the material impact of and reason for reversals of warranty reserves during the period in the disclosures of cost of revenues and gross profit.  Additionally, the Company will clarify in future filings how changes in estimates will impact the Company’s results of operations and to the extent that the impact of these items is non-recurring.

Securities and Exchange Commission
March 30, 2010
Page Four

4.
We see from your disclosure that the decrease in cost of revenues as a percentage of total revenues is attributed to lower manufacturing costs on VetScan chemistry analyzers and veterinary reagent discs. Please tell us and revise future filings to disclose the reason that manufacturing costs decreased and whether these efficiencies are expected to continue into future periods. In this regard, we see that finished goods inventory increased during the period. Discuss if the increase in production had a significant impact on the decrease of manufacturing costs.

Response: In response to the Staff’s comment, commencing with the Company’s next periodic filing with the Commission, which will be the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2010, the Company will include disclosure substantially similar to the following in its Management’s Discussion and Analysis of Financial Condition and Results of Operations under Cost of Revenues (updated for the three months and fiscal year ended March 31, 2010):

As a percentage of total revenues, the decrease in cost of revenues during the three months ended December 31, 2009, as compared to the three months ended December 31, 2008, was primarily due to lower manufacturing costs on VetScan chemistry analyzers and veterinary reagent discs during the three months ended December 31, 2009.  The lower manufacturing costs were due to lower material costs from our suppliers, more efficient production lines and design changes.  While we have an ongoing cost improvement program to reduce material and component costs and implementing design changes and process improvements, these cost reductions may be partially offset by increases in other manufacturing costs in subsequent quarters.

As a percentage of total revenues, the decrease in cost of revenues during the nine months ended December 31, 2009, as compared to the nine months ended December 31, 2008, was primarily due to lower manufacturing costs on VetScan chemistry analyzers and veterinary reagent discs during the nine months ended December 31, 2009.  The lower manufacturing costs were due to lower material costs from our suppliers, more efficient production lines and design changes.  While we have an ongoing cost improvement program to reduce material and component costs and implementing design changes and process improvements, these cost reductions may be partially offset by increases in other manufacturing costs in subsequent quarters.

In addition, the Company supplementally advises the Staff that our finished goods inventories increased by $1.5 million, from $4.6 million at March 31, 2009 to $6.1 million as of December 31, 2009, primarily to support future demand, which includes the following original equipment manufacturer supplied products in inventories, our VetScan VSpro coagulation analyzers and related consumables (launched in the fourth quarter of fiscal 2009), i-STAT analyzers and related consumables (launched in fiscal 2010), and canine heartworm rapid tests (launched in the fourth quarter of fiscal 2009).

Securities and Exchange Commission
March 30, 2010
Page Five

Please contact me at (510) 675-6504 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Alberto R. Santa Ines
Alberto R. Santa Ines

cc:	Judy Wong, Abaxis, Inc. Jodie Bourdet, Cooley Godward Kronish LLP David Peinsipp, Cooley Godward Kronish LLP